Fiscal and Economic Update

SECOND QUARTER 2025–2026

November 2025
Department of Finance and Treasury Board

New Nouveau Brunswick

Fiscal and Economic Update
Second Quarter 2025–2026

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada
Finance and Treasury Board - New Brunswick

November 2025

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-4225-5

2025–2026 Fiscal Update

Projections for the 2025–2026 fiscal year show a deficit of $834.7 million compared to the budgeted deficit of $549.0 million.

Total revenue is projected to be $180.5 million lower than budget. This is largely driven by lower corporate and personal income tax revenue as well as lower federal conditional grants.

Total expenses are projected to be higher than budget by $105.2 million. This is mainly due to higher expenses in Health and Social Development.

The net debt is projected at $13.5 billion.

TABLE 1
SECOND QUARTER FISCAL SUMMARY
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to Sept. 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	13,859.7	13,679.2	(180.5)	6,826.8	6,951.8	125.0
Expense	14,408.7	14,513.9	105.2	6,893.3	7,120.5	227.2
Surplus (Deficit)	**(549.0)**	**(834.7)**	**(285.7)**	**(66.5)**	**(168.7)**	**(102.2)**

NOTICE TO READER:

The 2025–2026 Budget has been restated to reflect a change in accounting presentation that was included in the 2024–2025 consolidated financial statements. Service of the Public Debt is restated to show gross expenses before investment income. Related revenue is now reported as Investment Income. These offset and there is no resulting impact on the budgeted surplus/deficit.

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add up due to rounding.

Revenue Outlook

Revenue is projected to be $180.5 million lower than budget. The major variances include:

- Corporate Income Tax revenue is down $75.0 million reflecting the anticipated lowering of New Brunswick's share of national corporate taxable income, on which advance payments are based, as per the latest assessment data.

- Personal Income Tax revenue is down $61.0 million due to an anticipated negative prior year adjustment and weakening of the forecast base.

- Special Operating Agency revenue is down $50.5 million mainly due to lower revenue under the Integrated Bilateral Agreement.

- Conditional Grants from the federal government are down $27.0 million mainly due to lower than budgeted revenue under the Canada-New Brunswick Early Learning and Child Care Agreement.

- Special Purpose Account revenue is down $11.7 million mainly due to lower funding under the Canada Community-Building Fund.

- Provincial Real Property Tax revenue is down $7.9 million reflecting the 2026 assessment freeze.

- Royalties are down $5.8 million mainly due to anticipated lower projected timber harvest due to the uncertain trade environment.

- Unconditional grants are up $26.1 million due to official federal estimates of the Canada Health Transfer and the Canada Social Transfer, reflecting a higher population share.

- Sale of Goods and Services is up $17.1 million due to gains across various consolidated entities, including increased revenues from the New Brunswick Community College.

- Licences and Permits are up $13.2 million mainly due to an increased volume of licences and registrations under the *Motor Vehicle Act*.

- Sinking Fund Earnings are up $10.0 million due to higher than anticipated interest rates.

- Gasoline and Motive Fuels Tax revenue is up $5.0 million reflecting an increase in volumes sold.

Expense Outlook

Total expenses are projected to be over budget by $105.2 million. The major variances include:

- Health is projected to be over budget by $146.8 million mainly due to higher operating costs within the Regional Health Authorities, Medicare services, and out-of-province health care. These costs are partially offset by under-expenditures in Innovation and e-Health.

- Social Development is projected to be over budget by $91.6 million mainly due to increased demands for services within Child Welfare and Youth Services, Income Security, and Seniors and Long-Term Care.

- Natural Resources is projected to be over budget by $14.0 million mainly due to fire suppression and mobilizations associated with wildfires.

- Justice and Public Safety is projected to be over budget by $9.2 million mainly due to higher than anticipated Disaster Financial Assistance claims and WorkSafe NB costs.

- Special Purpose Accounts are projected to be over budget by $7.9 million mainly due to additional project costs under the Canada Community-Building Fund and social housing programs under the Canada Mortgage and Housing Corporation funding account.

- Post-Secondary Education, Training and Labour is projecting to be over budget by $7.3 million mainly due to costs related to the Interim Housing Assistance Program Agreement. These costs are primarily offset by federal recoveries under the agreement.

- Capital Account expense is projected to be over budget by $6.4 million mainly due to additional costs related to highway construction and nursing home improvements under the Aging with Dignity agreement. These costs are partially offset by federal recoveries under the same agreement.

- New Brunswick Housing Corporation is projected to be over budget by $5.6 million mainly due to the Supportive Housing Emergency Grant Fund to support people experiencing homelessness.

- Special Operating Agencies are projected to be under budget by $73.6 million mainly due to projects not advancing as anticipated under the Integrated Bilateral Agreement.

- Amortization is projected to be under budget by $44.7 million mainly due to lower than anticipated expenses in the Department of Health.

- Education and Early Childhood Development is projected to be under budget by $43.7 million mainly due to under-expenditures related to the Canada-New Brunswick Early Learning Childcare Agreement and the postponement of the school lunch program rollout. This is partially offset by higher costs within school districts.

- Opportunities New Brunswick is projected to be under budget by $20.3 million mainly due to lower projected financial assistance disbursements.

Second Quarter Actual Results

Second quarter actuals show a deficit of $168.7 million compared to a quarterly budgeted deficit of $66.5 million.

- The difference between the second quarter actual deficit and the projected deficit reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

- On a year-to-date actual basis, revenue is $125.0 million higher than the second quarter budget, largely due to the timing of both own source revenues from various consolidated entities and federal conditional grant revenues.

- Total actual expenses for the quarter are $227.2 million higher than the second quarter budget, mainly due to higher year-to-date expenses for Social Development, Other Agencies and Health.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to Sept. 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue						
Ordinary Account	13,263.9	13,138.0	(125.9)	6,588.8	6,707.5	118.7
Capital Account	23.5	21.1	(2.4)	3.9	4.6	0.7
Special Purpose Account	196.1	184.4	(11.7)	80.9	77.7	(3.2)
Special Operating Agencies	153.9	103.5	(50.5)	42.1	47.6	5.5
Sinking Fund Earnings	222.2	232.2	10.0	111.1	114.4	3.3
Total Revenue	**13,859.7**	**13,679.2**	**(180.5)**	**6,826.8**	**6,951.8**	**125.0**
Expense						
Ordinary Account	13,101.3	13,310.5	209.3	6,337.5	6,649.8	312.3
Capital Account	188.1	194.5	6.4	75.5	89.2	13.7
Special Purpose Account	225.2	233.1	7.9	93.0	83.6	(9.4)
Special Operating Agencies	201.4	127.8	(73.6)	42.6	67.7	25.1
Amortization of Tangible Capital Assets	692.7	648.0	(44.7)	344.7	230.2	(114.5)
Total Expense	**14,408.7**	**14,513.9**	**105.2**	**6,893.3**	**7,120.5**	**227.2**
Surplus (Deficit) - Before Contingency	**(549.0)**	**(834.7)**	**(285.7)**	**(66.5)**	**(168.7)**	**(102.2)**
Contingency	(50.0)	(50.0)	0.0	0.0	0.0	0.0
Surplus (Deficit) - After Contingency	**(599.0)**	**(884.7)**	**(285.7)**	**(66.5)**	**(168.7)**	**(102.2)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to Sept. 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Net Debt - Beginning of Year	**(12,500.3)**	**(12,270.4)**	**229.9**	**(12,500.3)**	**(12,270.4)**	**229.9**
Changes in Year						
Surplus (Deficit)	(549.0)	(834.7)	(285.7)	(66.5)	(168.7)	(102.2)
Investments in Tangible Capital Assets	(1,072.9)	(1,022.7)	50.2	(461.0)	(352.7)	108.3
Amortization of Tangible Capital Assets	692.7	648.0	(44.7)	344.7	230.2	(114.5)
(Increase) Decrease in Net Debt	**(929.2)**	**(1,209.4)**	**(280.2)**	**(182.8)**	**(291.1)**	**(108.3)**
Net Debt - End of Year	**(13,429.6)**	**(13,479.8)**	**(50.3)**	**(12,683.1)**	**(12,561.5)**	**121.6**

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2024-2025 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to Sept. 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax	2,561.0	2,500.0	(61.0)	1,272.6	1,263.9	(8.7)
Corporate Income Tax	753.6	678.6	(75.0)	390.2	390.2	0.0
Provincial Real Property Tax	545.9	538.0	(7.9)	265.5	265.2	(0.3)
Harmonized Sales Tax: net of credit	2,319.5	2,319.5	0.0	1,168.5	1,168.9	0.4
Gasoline and Motive Fuels Tax	200.0	205.0	5.0	101.0	110.7	9.7
Tobacco Tax	62.0	60.0	(2.0)	33.8	31.8	(2.0)
Pari-Mutuel Tax	0.5	0.5	0.0	0.3	0.3	0.0
Insurance Premium Tax	97.1	94.6	(2.6)	42.0	42.0	0.0
Real Property Transfer Tax	57.0	57.0	0.0	29.0	30.8	1.8
Financial Corporation Capital Tax	35.0	35.0	0.0	17.5	17.5	0.0
Cannabis Duty	14.0	14.0	(0.1)	7.0	6.8	(0.2)
Vaping Duty	4.0	4.0	0.0	2.0	0.1	(1.9)
Penalties and Interest	16.5	17.0	0.5	8.3	11.5	3.2
	6,666.1	6,523.1	(143.1)	3,337.7	3,339.7	2.0
Return on Investment	303.4	299.9	(3.4)	143.2	173.8	30.6
Licences and Permits	172.8	186.0	13.2	86.9	96.4	9.5
Sale of Goods and Services	562.4	579.5	17.1	282.8	325.0	42.2
Royalties	79.9	74.1	(5.8)	20.0	1.5	(18.5)
Agency Revenues	208.3	204.4	(3.9)	101.6	100.5	(1.1)
Fines and Penalties	6.7	6.0	(0.7)	3.4	2.2	(1.2)
Miscellaneous	70.0	74.2	4.3	33.6	35.9	2.3
Total - Own Source Revenue	**8,069.6**	**7,947.3**	**(122.3)**	**4,009.2**	**4,075.0**	**65.8**
Unconditional Grants – Canada						
Fiscal Equalization Payments	3,123.3	3,123.3	0.0	1,561.6	1,561.6	0.0
Canada Health Transfer	1,127.7	1,147.5	19.8	563.9	563.9	0.0
Canada Social Transfer	359.2	365.5	6.3	179.6	179.6	0.0
Other	1.9	1.9	0.0	0.9	0.9	0.0
	4,612.0	4,638.1	26.1	2,306.0	2,306.0	0.0
Conditional Grants – Canada	595.2	568.3	(27.0)	280.1	331.7	51.6
Total - Grants from Canada	**5,207.3**	**5,206.3**	**(0.9)**	**2,586.1**	**2,637.7**	**51.6**
Subtotal	**13,276.9**	**13,153.7**	**(123.2)**	**6,595.3**	**6,712.7**	**117.4**
Inter-account Transactions	(13.0)	(15.7)	(2.7)	(6.5)	(5.2)	1.3
Ordinary Account Revenue	**13,263.9**	**13,138.0**	**(125.9)**	**6,588.8**	**6,707.5**	**118.7**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to Sept. 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries......	50.5	51.0	0.5	18.7	18.0	(0.7)
Education and Early Childhood Development........	2,111.3	2,067.6	(43.7)	974.6	942.4	(32.2)
Energy........	78.4	78.4	0.0	1.0	1.5	0.5
Environment and Local Government..........	187.2	185.2	(2.0)	71.2	80.0	8.8
Executive Council Office........	12.6	12.6	0.0	6.3	6.2	(0.1)
Finance and Treasury Board........	32.1	31.8	(0.3)	15.9	15.6	(0.3)
General Government........	1,456.9	1,459.9	3.1	721.0	701.0	(20.0)
Health........	4,091.1	4,237.9	146.8	2,015.1	2,091.7	76.6
Justice and Public Safety........	403.2	412.4	9.2	201.3	189.3	(12.0)
Legislative Assembly........	38.4	36.8	(1.5)	17.9	15.7	(2.2)
Natural Resources........	141.5	155.5	14.0	81.3	88.0	6.7
New Brunswick Housing Corporation........	233.0	238.6	5.6	116.5	94.9	(21.6)
Office of the Premier........	1.7	1.7	0.0	0.9	1.1	0.2
Opportunities New Brunswick........	71.2	50.9	(20.3)	18.2	10.7	(7.5)
Other Agencies........	423.7	422.8	(0.9)	209.3	316.1	106.8
Post-Secondary Education, Training and Labour........	757.7	765.1	7.3	403.0	397.7	(5.3)
Regional Development Corporation........	79.6	79.6	0.0	15.2	19.1	3.9
Service of the Public Debt........	740.4	740.4	0.0	353.3	356.9	3.6
Social Development........	1,742.5	1,834.1	91.6	885.3	1,078.3	193.0
Tourism, Heritage and Culture........	84.8	87.9	3.0	42.6	48.8	6.2
Transportation and Infrastructure........	398.9	398.9	0.0	186.6	193.4	6.8
Subtotal........	**13,136.7**	**13,349.0**	**212.4**	**6,355.2**	**6,666.4**	**311.2**
Investment in Tangible Capital Assets........	(3.1)	(3.1)	0.0	(1.5)	(2.0)	(0.5)
Inter-account Transactions........	(32.4)	(35.4)	(3.1)	(16.2)	(14.6)	1.6
Ordinary Account Expense........	**13,101.3**	**13,310.5**	**209.3**	**6,337.5**	**6,649.8**	**312.3**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to Sept. 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries......	0.7	0.7	(0.1)	0.7	0.1	(0.6)
Education and Early Childhood Development..	1.6	1.6	0.0	0.7	0.7	0.0
Environment and Local Government.........	1.0	1.0	(0.0)	1.0	0.0	(1.0)
Health..	40.3	40.3	0.0	19.1	0.0	(19.1)
Natural Resources..	17.4	17.9	0.5	4.2	0.8	(3.4)
New Brunswick Housing Corporation.......	44.1	44.1	0.0	22.0	12.2	(9.8)
Post-Secondary Education, Training and Labour....................................	2.2	2.2	0.0	1.9	1.5	(0.4)
Regional Development Corporation..........	33.1	33.1	0.0	16.5	15.8	(0.7)
Social Development.....................................	23.4	25.0	1.6	2.4	4.4	2.0
Tourism, Heritage and Culture...................	19.0	19.0	0.0	9.8	6.5	(3.3)
Transportation and Infrastructure.............	1,075.3	1,029.4	(45.9)	456.7	397.9	(58.8)
Subtotal...	**1,257.9**	**1,214.1**	**(43.8)**	**535.0**	**439.9**	**(95.1)**
Investment in Tangible Capital Assets........	(1,069.8)	(1,019.7)	50.2	(459.5)	(350.7)	108.8
Capital Account Expense........................	**188.1**	**194.5**	**6.4**	**75.5**	**89.2**	**13.7**

2025 Economic Update


N.B. Real GDP, 2025 (%)
Q2 Update
Budget 2025–2026
Average 1.1
1.5
1.5
1.2
1.1
1.0
1.0
0.9
0.9
0.9
CIBC
Scotia Bank
Royal Bank
AEC
National Bank
TD Bank
N.B. FTB
BMO
CBoC
Source: N.B. Finance and Treasury Board


Exports, N.B.
2023
2024
2025
($ Billions)
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec.
Source: Statistics Canada Table 12-10-0175-01


Inflation vs. Average Weekly Earnings, N.B.
(Unadjusted, Y/Y % change)
CPI
Average weekly earnings
Sources: Statistics Canada Tables 14-10-0203-01 and 18-10-0004-01


Housing starts, N.B.
(YTD to Q3)
Multiples
Single-detached
(Units)
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Source: Statistics Canada Table 34-10-0135-01

New Brunswick Economic Outlook	Budget	Revised
Real GDP	1.1	0.9
Nominal GDP	3.2	3.1
Primary Household Income	3.8	5.0
Population (July 1)	0.9	1.3
Labour Force	1.2	1.5
Employment	1.0	1.2
Unemployment Rate (%)	7.3	7.3
Consumer Price Index	1.8	1.5

Sources: Statistics Canada, N.B. Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of Oct.30, 2025

- The International Monetary Fund (IMF) forecasts global growth of 3.2% in 2025, slightly down from the estimated rate of 3.3% in 2024. Although recent trade tensions have eased somewhat, the global economic environment remains uncertain and volatile.
- The U.S. Bureau of Economic Analysis reported real Gross Domestic Product (GDP) in the U.S. grew by 3.8% in Q2 2025, mainly driven by declines in imports, and an increase in consumer spending. The IMF is now projecting economic growth of 2.0% in the U.S. for 2025.
- According to Statistics Canada, national real GDP declined by 0.4% in the second quarter of 2025, following a 0.5% increase in the previous quarter. This contraction was primarily driven by a sharp drop in goods exports and weaker business investment.
- The Department of Finance and Treasury Board estimates 0.9% economic growth in 2025, slightly below the private sector forecasters' average of 1.1%.
- New Brunswick's population rose by 1.3%, reaching 869,682 on July 1, 2025. This increase was primarily driven by immigration, even though recent federal policy changes led to a 16.3% decline in the number of new immigrants when compared to 2024.
- Employment increased 1.3% (+5,300 persons) year-to-date in September, which was slower than the labour force growth of 1.5% (+6,600 persons). This resulted in the average unemployment rate for January–September rising to 7.4%, up from 7.2% last year.
- Year-to-date exports as of August decreased by 6.7% when compared to the same period last year. Manufacturing sales are also down 5.9% over the same period.

- Wages and salaries in the province increased by 6.3% in the first half of 2025, supported by strong gains in services-producing (+6.5%) and goods-producing (+5.5%) industries.
- New Brunswick's average weekly earnings rose by 4.1% year-to-date in August, driven by both goods producing (+4.7%) and service producing (+4.0%) industries.
- Investment in building construction increased by 20.0% from January to August, totalling $2.9 billion. Gains were robust in both residential (+19.9%) and non-residential (+20.5%) investment.
- New Brunswick's housing starts reached 5,439 units over the first three quarters of 2025, the highest number for the comparable period since 1976, and an increase of 20.4% from 2024.
- Retail sales in New Brunswick rose 4.2% in the first eight months of 2025. Growth was driven by health and personal care, motor vehicle and parts, general merchandise, and food and beverage retailers. Only building material and garden supply dealers saw a decline.
- CPI growth was 1.3% year-to-date in September. Clothing and footwear (-1.5%) and transportation (-1.3%) saw declines, while inflation exceeded 2.0% in health and personal care (+3.1%), shelter (+3.0%), and food (+2.6%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 30-Oct-2025)

	Year-to-date			Reference period
	2024	**2025**	**% Change**	**from January to:**
Indicators				
Labour force (x 1,000)	430.8	437.4	1.5%	September
Employment (x 1,000)	399.9	405.2	1.3%	September
Unemployment (x 1,000)	30.9	32.3	4.5%	September
Unemployment rate (%)	7.2	7.4	...	September
Participation rate (%)	60.8	60.8	...	September
Employment rate (%)	56.5	56.3	...	September
Average weekly earnings ($)	1,132.33	1,179.28	4.1%	August
Retail trade ($M)	11,782.0	12,277.5	4.2%	August
Food services and drinking places ($M)	1,064.4	1,150.5	8.1%	August
Consumer Price Index (2002=100)	160.9	163.1	1.3%	September
Housing starts (units)	4,516	5,439	20.4%	September
Investment in residential building construction ($M)	1,748.1	2,095.8	19.9%	August
Investment in non-residential building construction ($M)	679.5	818.4	20.5%	August
Manufacturing sales ($M)	16,789.1	15,803.2	-5.9%	August
International exports ($M)	12,083.4	11,276.5	-6.7%	August

... Not applicable
Source: Statistics Canada